April 20, 2007

Mr. Robert Lamont

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wells Fargo Variable Trust (the “Trust”)
Responses to SEC Comments on Post-Effective Amendment No. 19

Thank you for your verbal comments of Monday, April 9, 2007 to the Prospectus for the Wells Fargo Advantage Variable Trust Funds (the “VT Funds”). This correspondence provides our responses to those comments and suggestions on that filing (Post-Effective Amendment No. 19 to the Trust’s Registration Statement on Form N-1A filed February 15, 2007 pursuant to Rule 485(a) under the Securities Act of 1933, as amended). Revisions made pursuant to these comments will be incorporated into the Funds’ Post-Effective Amendment No. 20, to be filed effective May 1, 2007, pursuant to Rule 485(b).

For your convenience, your comments or suggestions are summarized in boldface type below, immediately followed by our responses.

Staff Comment #1:

The identification of the principal risk factors for the various VT Funds does not include a brief description of the risk. We believe the initial identification of each of the risks should also include a very brief (less than one sentence) description of the risk.

Response:

During the course of filing Post Effective Amendments pursuant to Rule 485(a) and (b) for each and every one of the Wells Fargo Advantage Funds since October 2006, we have submitted for the staff’s review, and subsequently filed, after staff review and comment, the prospectuses for such funds in a form very similar to that under present discussion. Those prior filings maintained the same disclosure convention as the present one with respect to risk factor disclosure, wherein the risk factors, which are initially identified in the section describing each fund, are further described in detail in the back of the prospectus. In each of the filings we have previously submitted for the staff’s review, we received no comment or suggestion to modify this format.

While we acknowledge your comment of April 9, 2007, we respectfully submit that we continue to believe our form of risk disclosure is consistent with the instructions for Form N1-A.

Letter to Robert Lamont

Division of Investment Management, U.S. Securities and Exchange Commission

April 20, 2007

Staff Comment #2:

At the end of the section of the Prospectus captioned “Investing in the Funds”, you specifically identify the VT Money Market Fund’s practices with respect to dividend payment and accrual. However, you do so only with respect to that particular Fund. Would it be appropriate to summarize similar information in similar form for all of the other Variable Trust Funds in the Prospectus? If not, why not?

Response:

The section to which you refer is now entitled “Investing in the VT Money Market Fund.” Dividend accrual and payment is specifically described in detail for the VT Money Market Fund because it is the only VT Fund in which the dividends are accrued on a daily basis. Such detail is not relevant to the other VT Funds. Consequently, such information with respect to the Funds other than the VT Money Market Fund is not presented.

Conclusion

The VT Funds accept responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The VT Funds acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to these filings. The VT Funds further acknowledge that they may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above response adequately addresses your comments and suggestions. If you need additional information, please do not hesitate to contact me at 415-947-4805.

Sincerely,

WELLS FARGO FUNDS MANAGEMENT, LLC

By:	/s/Lawrence S. Hing
Senior Legal Counsel